

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

<u>Via E-mail</u>
Mr. Gene Donnelly
Chief Financial Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

    RE: Apollo Global Management, LLC
           Form 10-K for the Year Ended December 31, 2011
           Filed March 9, 2012
           Form 10-Q for the Period Ended March 31, 2012
           Filed May 11, 2012
           Form 8-K/A
           Filed June 18, 2012
           Response dated July 6, 2012
           File No. 1-35107

Dear Mr. Donnelly:

    We have reviewed your response letter dated July 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Statements of Comprehensive (Loss) Income, page 164</u>

1. We note your response to comment one from our letter dated June 21, 2012. We continue to believe that the net income allocated to appropriated partners' capital should be included in comprehensive loss (income) attributable to non-controlling interest for the years ended

December 31, 2011 and 2010. Please revise your statements of comprehensive (loss) income, accordingly. Please show us in your supplemental response what the revisions will look like.

Statements of Changes in Stockholders' Equity, page 165

2. We note your response to comment two from our letter dated June 21, 2012. We continue to believe that the net (loss) income amounts reported under the Non-Controlling Interests in Consolidated Entities column and Non-Controlling Interest in Apollo Operating Group column for the years ended December 31, 2011 and 2010 should total to the Net loss (income) attributable to Non-Controlling Interests reported on your Statements of Operations. We also believe that the amounts currently presented for net income under the Appropriated Partners' Capital column should be reflected under the Non-Controlling Interests in Consolidated Entities column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners' capital. Please revise as necessary. Please show us in your supplemental response what the revisions will look like.

Item 11. Executive Compensation, page 262

Summary Compensation Table, page 265

3. We are continuing to evaluate your response to comments five and six in our letter dated June 21, 2012 and may have additional comments.

Form 8-K/A Filed on June 18, 2012

Pro Forma Condensed Combined Consolidated Financial Statements, page F-29

2. Purchase Price and Pro Forma Adjustments, page F-33

4. You indicate that your purchase price allocation resulted in a bargain purchase gain of $2,016,080. Please tell us how you determined that it was appropriate to record a bargain purchase gain as a result of your Stone Tower acquisition. We further note footnote (g) which appears to suggest that your bargain purchase gain represents Apollo's Appropriated partners' capital related to Stone Tower's consolidated CLOs of $1,833,532 and Apollo's Non-Controlling Interest related to Stone Tower's consolidated variable interest entities (excluding CLOs) of $182,548. Please confirm or clarify accordingly.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief